UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 26)

AIR T, INC.

(Name of Issuer)

Common Stock, par value of $.25 per share

(Title of Class of Securities)

009207101

(CUSIP Number)

AO Partners I, L.P.
3033 Excelsior Blvd., Suite 560
Minneapolis, MN 55416
Telephone: (612) 353-6380

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

February 4, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.   ☐

1		NAME OF REPORTING PERSON AO Partners I, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 940,750
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 940,750
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 940,750
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☒
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 32.6%
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

1		NAME OF REPORTING PERSON AO Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 940,750
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 940,750
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 940,750
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☒
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 32.6%
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

1		NAME OF REPORTING PERSON Nicholas J. Swenson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,750(1)
	8	SHARED VOTING POWER 1,320,796
	9	SOLE DISPOSITIVE POWER 3,750(1)
	10	SHARED DISPOSITIVE POWER 1,320,796
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,324,546
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 45.6%
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)  Includes 3,750 shares underlying stock options, which options are currently exercisable.

1		NAME OF REPORTING PERSON Groveland Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 52,010
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 52,010
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 52,010
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☒
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.8%
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

1		NAME OF REPORTING PERSON Groveland DST LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION South Dakota
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 233,098
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 233,098
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 233,098
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☒
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.1%
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

1		NAME OF REPORTING PERSON Glenhurst Co.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Minnesota
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 94,938
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 94,938
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 94,938
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☒
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.3%
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

Item 1. Security and Issuer.

This Amended and Restated Schedule 13D relates to shares of the Common Stock, $.25 par value (the “Common Stock”), of Air T, Inc., a Delaware corporation (the “Issuer” or “Air T”).  The address of the principal executive offices of the Issuer is 5930 Balsom Ridge Road, Denver, North Carolina 28037.

Item 2.	Identity and Background.

This Amended and Restated Schedule 13D is being filed jointly by the parties identified below.  The parties identified in the list below constitute the “AO Partners Group”:

•	AO Partners I, L.P., a Delaware limited partnership (“AO Partners Fund”).
•	AO Partners, LLC, a Delaware limited liability company and General Partner of AO Partners (“AO Partners”).
•	Groveland Capital, LLC, a Delaware limited liability company and registered investment adviser (“Groveland Capital”).
•	Groveland DST LLC, a South Dakota limited liability company (“Groveland DST”). Nicholas J. Swenson is the sole Manager and President of Groveland DST.
•	Glenhurst Co., a Minnesota corporation (“Glenhurst”). Glenhurst is wholly owned by trusts controlled by Nicholas J. Swenson. Mr. Swenson is the sole Director and President of Glenhurst.
•
Nicholas J. Swenson as the Manager of AO Partners, Groveland Capital and Groveland DST; as the sole Director and President of Glenhurst; and as an individual beneficially owning shares of Common Stock in his own name.

Each member of the AO Partners Group, is referred to herein as a “Reporting Party” and, collectively, as the “Reporting Parties.”  Each of the Reporting Parties is a party to that certain Joint Filing Agreement attached as Exhibit 99.1 to Amendment No. 24 to this Schedule 13D, as filed with the Securities and Exchange Commission on April 1, 2020.

(a) – (c)  This statement is filed by Mr. Swenson, with respect to the shares of Common Stock beneficially owned by him, as follows:  (i) shares of Common Stock held in the name of AO Partners Fund in Mr. Swenson’s capacity as Manager of AO Partners; (ii) shares of Common Stock held in the name of Groveland Capital in Mr. Swenson’s capacity as the Managing Member of Groveland Capital; (iii) shares of Common Stock held in the name of Groveland DST in Mr. Swenson’s capacity as Manager and President of Groveland DST; (iv) shares of Common Stock held in the name of Glenhurst in Mr. Swenson’s capacity as the sole Director and President of Glenhurst; and (v) in Mr. Swenson’s capacity as an individual beneficially owning shares of Common Stock in his own name.

The principal business address of each of AO Partners Fund, AO Partners, Groveland Capital, Groveland DST, Glenhurst and Mr. Swenson is 3033 Excelsior Blvd., Suite 560, Minneapolis, MN 55416.  Each of AO Partners Fund, AO Partners, Groveland Capital, Groveland DST and Glenhurst are engaged in various interests, including investments.  The principal employment of Mr. Swenson is (1) private investor and (2) serving as the sole Manager of AO Partners, Groveland Capital and Groveland DST.

(d) None of the Reporting Parties described herein has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Parties described herein has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f) Mr. Swenson is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

The Common Stock of the AO Partners Group was acquired in open market purchases with working capital of AO Partners Fund, Groveland Capital, Groveland DST and Glenhurst, and the personal investment capital of Mr. Swenson.  The amount of funds expended to acquire these shares is approximately $11,600,977.

The Issuer granted Mr. Swenson the stock options reported in this Amended and Restated Schedule 13D for his service on the Issuer’s board of directors.

Item 4.	Purpose of Transaction.

The AO Partners Group acquired shares of Common Stock because it believes that the Common Stock is undervalued.  The AO Partners Group’s intent is to influence the policies of the Issuer and assert shareholder rights, with a goal of maximizing the value of the Common Stock.

The transfers reflected in this Amended and Restated Schedule 13D were effected solely for tax and estate planning purposes, and for income tax purposes was a transfer between Mr. Swenson, individually, and an entity owned by Mr. Swenson..

The Reporting Parties may make further purchases of shares of Common Stock.  The Reporting Parties may dispose of any or all the shares of Common Stock held by them.

To the extent the actions described herein may be deemed to constitute a “control purpose” with respect to the Securities Exchange Act of 1934, as amended, and the regulations thereunder, the Reporting Parties have such a purpose.  Except as noted in this Amended and Restated Schedule 13D, none of the Reporting Parties currently has any plans or proposals, which relate to, or would result in, any of the matters referred to in paragraphs (b) through (j), inclusive of Item (4) of Schedule 13D.  Such individuals may, at any time and from time to time, review or reconsider their positions and formulate plans or proposals with respect thereto.

Item 5.	Interests in Securities of the Issuer.

(a) The following list sets forth the aggregate number and percentage (based on 2,881,853 shares of Common Stock outstanding as of October 30, 2020, as reported in the Issuer’s Form 10-Q, for the period ended September 30, 2020) of outstanding shares of Common Stock owned beneficially by each Reporting Party named in Item 2:

Name	Shares of Common Stock Beneficially Owned	Percentage of Shares of Common Stock Beneficially Owned
AO Partners Fund	940,750	32.6%
AO Partners (1)	940,750	32.6%
Groveland Capital (2)	52,010	1.8%
Groveland DST (3)	233,098	8.1%
Glenhurst Co. (4)	94,938	3.3%
Nicholas J. Swenson (5)	1,324,546	45.6%

(1)
AO Partners is the General Partner of AO Partners Fund and, as General Partner, has voting and dispositive power with regard to the shares of Common Stock held by AO Partners Fund.  Because Mr. Swenson is the Manager of AO Partners, he has the power to direct the affairs of AO Partners.  Therefore, AO Partners may be deemed to share with Mr. Swenson voting and dispositive power with regard to the shares of Common Stock held by AO Partners Fund.

(2)
Because Mr. Swenson is the Managing Member of Groveland Capital, he has the power to direct the affairs of Groveland Capital, including the voting and disposition of shares of Common Stock held in the name of Groveland Capital.

(3)
Because Mr. Swenson is the Manager and President of Groveland DST, he has the power to direct the affairs of Groveland DST, including the voting and disposition of shares of Common Stock held in the name of Groveland DST.

(4)
Because Mr. Swenson is the sole Director and President of Glenhurst, he has the power to direct the affairs of Glenhurst, including the voting and disposition of shares of Common Stock held in the name of Glenhurst.

(5)
Because Mr. Swenson is the Manager of AO Partners, the General Partner of AO Partners Fund, he has the power to direct the affairs of AO Partners Fund, including the voting and disposition of shares of Common Stock held in the name of AO Partners Fund.  Because Mr. Swenson is the Managing Member of Groveland Capital, he has the power to direct the affairs of Groveland Capital, including the voting and disposition of shares of Common Stock held in the name of Groveland Capital.  Because Mr. Swenson is the Manager and President of Groveland DST, he has the power to direct the affairs of Groveland DST, including the voting and disposition of shares of Common Stock held in the name of Groveland DST.  Because Mr. Swenson is the sole Director and President of Glenhurst, he has the power to direct the affairs of Glenhurst, including the voting and disposition of shares of Common Stock held in the name of Glenhurst.  Therefore, Mr. Swenson is deemed to share voting and dispositive power with AO Partners Fund Groveland Capital, Groveland DST and Glenhurst with regard to those shares of Common Stock.  The Issuer granted Mr. Swenson stock options for 3,750 shares for his service on the Issuer’s board of directors.

(b) Mr. Swenson has shared voting and dispositive power of the Common Stock beneficially owned by AO Partners and AO Partners Fund and the Common Stock beneficially owned by Groveland Capital, Groveland DST and Glenhurst by virtue of each such entity’s and person’s relationship to the other as described in Item 5(a).

(c) On February 4, 2021, Mr. Swenson transferred 62,001 shares of the Common Stock to Groveland DST for tax and estate planning purposes.  On February 4, 2021, Groveland Capital transferred 1,291 shares of Common Stock to Groveland DST for tax and estate planning purposes.

(d) No person other than the Reporting Parties is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Common Stock beneficially owned by any Reporting Party.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

With respect to AO Partners Fund, AO Partners is entitled to (1) an allocation of a portion of profits, if any, and (2) a management fee based upon a percentage of total capital.
Mr. Swenson is indemnified by AO Partners Fund, AO Partners, Groveland Capital, Groveland DST and Glenhurst for liabilities he may incur in connection with his duties for the AO Partners Group.  Mr. Swenson is not and will not become a party to any agreement, arrangement or understanding with, and has not given any commitment or assurance to, AO Partners Fund, AO Partners, Groveland Capital, Groveland DST or Glenhurst (or any other person) as to how Mr. Swenson will, as a director or shareholder of the Issuer, act or vote on any issue or question.
Other than the foregoing agreements and arrangements, and the Joint Filing Agreement attached as Exhibit 99.1 to Amendment No. 24 to this Schedule 13D, as filed with the Securities and Exchange Commission on April 1, 2020, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Issuer.

Item 7. Material to be Filed as Exhibits.

Exhibit No.	Description

1	Joint Filing Agreement.*
2	March 30, 2012 Letter from Nick Swenson to the Chairman and Chief Executive Officer of the Issuer.*
3	April 4, 2013 Email from Nick Swenson to the Lead Director of the Issuer.*
4	April 25, 2013 Letter from Nick Swenson to the Lead Independent Director of the Issuer.*
5	May 6, 2013 Letter from Nick Swenson to the Lead Independent Director of the Issuer.*
6	Nomination Letter dated as of May 2, 2013 (submitted May 7, 2013).*
7	May 22, 2013 Letter from Nick Swenson to the Lead Independent Director of the Issuer.*
8	Supplemented Nomination Letter dated as of May 28, 2013.*
9	Settlement Agreement, dated June 12, 2013, among the Reporting Parties and the Issuer.*
* Previously filed

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: February 22, 2021

AO PARTNERS I, L.P. By: AO PARTNERS, LLC General Partner By: /s/ Nicholas J. Swenson Nicholas J. Swenson Manager
AO PARTNERS, LLC By: /s/ Nicholas J. Swenson Nicholas J. Swenson Manager
GROVELAND CAPITAL, LLC By: /s/ Nicholas J. Swenson Nicholas J. Swenson Managing Member
GROVELAND DST LLC By: /s/ Nicholas J. Swenson Nicholas J. Swenson Manager

GLENHURST CO. By: /s/ Nicholas J. Swenson Nicholas J. Swenson President
/s/ Nicholas J. Swenson Nicholas J. Swenson